UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: July 6, 2009

CEMEX, S.A.B. de C.V. (Exact name of Registrant as specified in its charter)

CEMEX Corp. (Translation of Registrant's name into English)

United Mexican States (Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX DECLARES STRABAG WITHDRAWAL NOTICE INVALID

MONTERREY, MEXICO, July 3, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that on Wednesday, July 1, 2009, CEMEX received notice from Strabag SE that it was withdrawing from the Share Purchase Agreement signed  between the companies on June 30, 2008. The Agreement was for the sale of CEMEX Austria and CEMEX Hungary to Strabag for a consideration of €310 million.

CEMEX has provided Strabag written notice that it considers its withdrawal notice invalid due to Strabag’s continued breach of the Agreement. CEMEX believes the Agreement still to be valid and is considering taking appropriate legal recourse.

"It is unfortunate that Strabag is unwilling to fulfil its commitment as specified by the agreement between our companies,” said Lorenzo Zambrano, Chairman and CEO of CEMEX.

CEMEX will continue to pursue its disciplined efforts to regain its financial flexibility through strategic initiatives, including:

•	Divestment of non strategic assets;
•	Implementation of US$900 million in recurrent cost savings;
•	Rationalization of capital expenditures; and
•	Reduction of its total debt, and improvement of its debt profile

The most recent milestones CEMEX has achieved include:

•	The June 30, 2009 announcement relating to the significant progress CEMEX made with its core banks to refinance its outstanding bank debt;
•	The June 15, 2009 announcement regarding the divestment of Australian assets to Holcim Group.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: July 6, 2009	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller